Exhibit 99.1

NIP Group Inc. Announces Receipt of Nasdaq Notice

ABU DHABI, United Arab Emirates, March 27, 2026 — NIP Group Inc. (“NIPG” or the “Company”) (NASDAQ: NIPG) today announced that it has received a written notification (the “Deficiency Letter”) from the staff of the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) dated March 24, 2026, indicating that for the last 32 consecutive business days, the closing bid price of the Company’s American depositary shares (the “ADSs”) was below the minimum bid price requirement of US$1.00 per share set forth in Nasdaq Listing Rule 5450(a)(1). The Deficiency Letter has no current effect on the listing or trading of the Company’s ADSs on Nasdaq.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company is provided with a compliance period of 180 calendar days, or until September 21, 2026 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If, at any time during the Compliance Period, the closing bid price of the Company’s ADSs is at least US$1.00 for a minimum of 10 consecutive business days, Nasdaq will provide the Company with written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance by September 21, 2026, subject to the determination by the staff of Nasdaq, the Company may be eligible for additional time.

The Deficiency Letter has no effect on the Company’s business operations, and the Company will take all reasonable measures to regain compliance.

About NIP Group

NIP Group (NASDAQ: NIPG) operates at the nexus of Bitcoin mining, compute infrastructure and global digital entertainment. Rooted in a decade of gaming DNA and industry leadership, the Company brings a cultural and community-driven edge to digital asset operations. Headquartered in Abu Dhabi with teams worldwide, NIP Group pairs significant compute capacity with a global gaming and entertainment ecosystem including esports teams, live events and content networks, reaching hundreds of millions of fans.

Safe Harbor Statements

This press release contains statements that constitute “forward-looking” statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” or other similar expressions. Among other things, the business outlook and quotations from management in this press release, as well as NIPG’s strategic and operational plans, contain forward-looking statements. NIPG may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about NIPG’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIPG’s growth strategies; its future business development, results of operations and financial condition; its ability to maintain and enhance the recognition and reputation of its brand; developments in the relevant governmental laws, regulations, policies toward NIPG’s industry; and general economic and business conditions globally and in the countries or regions where NIPG has operations; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIPG’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIPG undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

NIP Group Inc.

Investor Relations: ir@nipgroup.gg

Public Relations: pr@nipgroup.gg